Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Retirement of

Board Member

TAIPEI, Taiwan, September 19, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that Arthur Wang has resigned from the company’s board of directors.

Mr. Wang intends to devote more time to his personal and charitable projects.

“On behalf of the whole board, I would like to thank Arthur Wang for his service to GigaMedia and for helping to facilitate the transition to new management,” stated GigaMedia Chairman Michael Ding. “He guided the company through periods of great change and tremendous growth and we wish him all the best.”

Mr. Wang joined GigaMedia as chief executive officer in December 2003 and retired from the company in March this year, but remained as a consultant and continued to serve on the board.

Following the change announced today, GigaMedia’s board is comprised of eight members with more than a majority as independent directors.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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